UNITED STATES
                        SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                              (Amendment No.___ )*

                              Laser Technology Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    518074208
                                 (CUSIP Number)

                                Vicki Z. Holleman
                          c/o Loeb Partners Corporation
                  61 Broadway, N.Y., N.Y., 10006 (212) 483-7047
 (Name, address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                February 10, 2003
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]. Check the following box if a fee is being paid with statement [ ]. (A fee is not required only if the following reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described is Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.) Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent. *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remained of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                                  SCHEDULE 13D

CUSIP NO. 518074208

1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Loeb Partners Corporation

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [X]

                                                              (b) [ ]
3  SEC USE ONLY
4  SOURCE OF FUNDS*

         WC, O

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED     [    ]
    PURSUANT TO ITEMS 2(d) or 2(e)

6  CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

NUMBER OF         7  SOLE VOTING POWER
SHARES               18,963 Shares of Common stock
BENEFICIALLY      8  SHARED VOTING POWER
OWNED BY             13,312 Shares of Common stock
EACH              9  SOLE DISPOSITIVE POWER
REPORTING            18,963 Shares of Common stock
PERSON WITH      10  SHARED DISPOSITIVE POWER
                     13,312 Shares of Common stock

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          32,275 Shares of Common stock

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN  SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.59%

14 TYPE OF REPORTING PERSON*
         PN, BD, IA


                                  SCHEDULE 13D
CUSIP NO. 518074208

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Loeb Arbitrage Fund

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [X]

                                                              (b) [ ]
3  SEC USE ONLY

4  SOURCE OF FUNDS

         WC, O

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED            [  ]
     PURSUANT TO ITEMS 2(d) or 2(e)

6  CITIZENSHIP OR PLACE OF ORGANIZATION

         New York

NUMBER OF         7  SOLE VOTING POWER
SHARES               282,981 Shares of Common stock
BENEFICIALLY      8  SHARED VOTING POWER
OWNED BY               -----
EACH              9  SOLE DISPOSITIVE POWER
REPORTING            293,981 Shares of Common stock
PERSON WITH      10 SHARED DISPOSITIVE POWER
                                  -----

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            282,981 Shares of Common stock

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           5.16%

                          14 TYPE OF REPORTING PERSON*
                                     PN, BD


                                  SCHEDULE 13D

CUSIP NO. 518074208

1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Loeb Offshore Fund, Ltd.

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [X]

                                                              (b) [  ]
3  SEC USE ONLY

4  SOURCE OF FUNDS*

         WC, O

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED     [    ]
    PURSUANT TO ITEMS 2(d) or 2(e)

6  CITIZENSHIP OR PLACE OF ORGANIZATION
         Cayman Islands

NUMBER OF         7  SOLE VOTING POWER
SHARES               17,644 Shares of Common stock
BENEFICIALLY      8  SHARED VOTING POWER
OWNED BY               --------
EACH              9  SOLE DISPOSITIVE POWER
REPORTING            17,644 Shares of Common stock
PERSON WITH      10  SHARED DISPOSITIVE POWER
                       -------

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          17,644 Shares of Common stock

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN  SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.32%

14 TYPE OF REPORTING PERSON*
         CO

Item 1.  Security and Issuer.

This statement refers to the Common Stock of Laser Technology, Inc., 7070 South Tuscon Way, Englewood, CO., 80112.

Item 2.  Identity and Background.

Loeb Arbitrage Fund ("LAF"), 61 Broadway, New York, New York, 10006, is a New York limited partnership. It is a registered broker/dealer. Its general partner is Loeb Arbitrage Management, Inc., ("LAM"), a Delaware corporation, with the same address. Its President is Gideon J. King, who is also an Executive Vice President of Loeb Partners Corporation. The other officers of LAM are Thomas L. Kempner, Chairman of the Board, Gideon J. King, Senior Vice President, Peter A. Tcherepnine, Vice President, Edward J. Campbell, Vice President. Loeb Partners Corporation ("LPC"), 61 Broadway, New York, New York, 10006, is a Delaware corporation. It is a registered broker/dealer and a registered investment adviser. Thomas L. Kempner is its President and a director and its Chief Executive Officer. Norman N. Mintz is a Vice President and also a director. Gideon J. King is Executive Vice President. Loeb Holding Corporation ("LHC"), a Maryland corporation, 61 Broadway, New York, New York, 10006 is the sole stockholder of LAM and LPC. Thomas L. Kempner is its President and a director as well as its Chief Executive Officer and majority stockholder. Edward E. Matthews, Norman N. Mintz and Peter A. Tcherepnine are also directors. Mr. Matthews' address is 70 Pine Street, New York, New York 10270. Loeb Offshore Management, LLC ("LOM") is a Delaware limited liability company, a registered investment adviser and is wholly owned by Loeb Holding Corporation. It is the investment adviser of LOF. Gideon J. King and Thomas L. Kempner are Directors of LOF and Managers of LOM. The business address of all individuals other than Mr. Matthews is 61 Broadway, New York, New York, 10006. All of the individuals named are United States citizens. None have been, within the last five years, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.   Source and Amount of Funds or Other Compensation.

Shares of Common Stock were acquired by LAF, LPC and LOF in margin accounts maintained with Bear Stearns Securities Corp.

Item 4.   Purpose of Transaction.

LAF, LPC and LOF have acquired shares of Common Stock for investment purposes. LAF, LPC and LOF reserve the right to sell shares of Common Stock or to acquire additional shares in open market transactions or otherwise.

Item 5.  Interest in Securities of the Issuer.

(a) The persons reporting hereby owned the following shares of Stock as of March 20, 2003.

                                Shares of Common Stock

Loeb Arbitrage Fund                     282,981
Loeb Partners Corporation*               32,275
Loeb Offshore Fund                       17,644
                                        332,900

The total shares of Common Stock constitute 6.07% the 5,486,000 outstanding shares of Common Stock as reported by the issuer.
-------------------------
*Including 13,312 shares of Common Stock purchased for the accounts of two customers of Loeb Partners Corporation as to which it has investment discretion.

(b) See paragraph (a) above.

(c) The following purchases of Common Stock have been made in the last sixty
(60) days by the following:

                                   Purchases of Common Stock

Holder                            Date     Shares      Average Price
Loeb Partners Corp.*          01-16-03       1320              $1.14
                              01-22-03       1380               1.17
                              01-23-03       4450               1.22
                              01/24/03       2274               1.23
                              01-27-03        910               1.22
                              01-28-03       1410               1.23
                              01-29-03       1782               1.22
                              01-30-03        948               1.25
                              01-31-03        900               1.24
                              02-03-03        963               1.22
                              02-04-03        387               1.22
                              02-05-03       1665               1.24
                              01-06-03         45               1.23
                              02-07-03        126               1.22
                              02-10-03        981               1.22
                              02-14-03        192               1.26
                              02-14-03        240               1.27
                              02-14-03       1026               1.24
                              02-27-03         54               1.24
                              03-04-03        450               1.24
                              03-05-03        594               1.24
                              03-06-03        108               1.24
                              03-10-03        419               1.24
                              03-11-03        117               1.24
                              03-12-03        234               1.24
                              03-13-03        279               1.24
                              03-14-03         99               1.24
                              03-17-03        270               1.24
                              03-18-03         90               1.24
                              03-19-03        468               1.24
                              03-20-03        558               1.23


Holder                                     Shares      Average Price
Loeb Arbitrage Fund           01-16-03      11220              $1.14
                              01-21-03        300               1.12
                              01-22-03      11730               1.17
                              01-23-03      37825               1.22
                              01-24-03      19087               1.23
                              01-27-03       7735               1.22
                              01-28-03      11985               1.23
                              01-29-03      16323               1.22
                              01-30-03       6552               1.24
                              01-31-03       7980               1.24
                              02-03-03       9095               1.22
                              02-04-03       3655               1.22
                              02-05-03      15725               1.24
                              02-06-03        425               1.23
                              02-07-03       1190               1.22
                              02-10-03       9265               1.22
                              02-14-03        800               1.26
                              02-14-03       3280               1.27
                              02-14-03       9690               1.24
                              02-18-03        100               1.24
                              02-27-03        510               1.24
                              03-04-03       4250               1.24
                              03-05-03       5610               1.24
                              03-06-03       1020               1.24
                              03-10-03       3656               1.24
                              03-11-03       1105               1.24
                              03-12-03       2210               1.24
                              03-13-03       2635              1.240
                              03-14-03        935              1.240
                              03-17-03       2250              1.240
                              03-18-03        850              1.240
                              03-19-03       4420              1.240
                              03-20-03       5270              1.230

Holder                                     Shares      Average Price
Loeb Offshore Fund            01-16-03        660              $1.14
                              01-22-03        690               1.17
                              01-23-03       2225               1.22
                              01-24-03       1139               1.23
                              01-27-03        455               1.22
                              01-29-03       1695               1.22
                              01-30-03        705               1.25
                              01-31-03        120               1.24
                              02-03-03        642               1.22
                              02-04-03        258               1.22
                              02-05-03       1110               1.24
                              02-06-03         30               1.23
                              02-07-03         84               1.22
                              02-10-03        654               1.22
                              02-14-03        288               1.26
                              02-14-03        288               1.27
                              02-14-03        684               1.24
                              02-27-03         36               1.24
                              03-04-03        300               1.24
                              03-05-03        396               1.24
                              03-06-03         72               1.24
                              03-10-03        225               1.24
                              03-11-03         78               1.24
                              03-12-03        156               1.24
                              03-13-03        186               1.24
                              03-14-03         66               1.24
                              03-17-03        180               1.24
                              03-18-03         60               1.24
                              03-19-03        312               1.24
                              03-20-03        372              1.230

--------------------
*Including 13,312 shares of Common Stock purchased for the accounts of two customers of Loeb Partners Corporation as to which it has investment discretion.

All reported transactions were effected on the AMEX.

(d) Not applicable.

(e). Not applicable.

Item 6.Contracts, Arrangements, Understandings or Relationships with Respect to the Issuer.

                  None.



Item 7.  Materials to be Filed as Exhibits.

                  None.


Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 26, 2003                           Loeb Partners Corporation


                                     By: /s/ Gideon J. King, Executive
                                             Vice President


Mach 26, 2003                            Loeb Arbitrage Fund
                                     By: Loeb Arbitrage Management, Inc.


                                     By: /s/ Gideon J. King, President

March 26, 2003                            Loeb Offshore Fund



                                      By: /s/ Gideon J. King, Director